SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

FIRST EQUITY PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320097-20-7

(CUSIP Number)

Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
469-522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320097-20-7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Nevada Sea Investments, Inc.; FEI No. 75-2604949

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 792,821

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 792,821

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 792,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 74.9%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Amendment No. 3 to Statement on Schedule 13D (“Amendment No. 3”) is an amendment to (and restatement of) Schedule 13D for original date of event of June 27, 1995 filed with the Securities and Exchange Commission (the “Commission”) on July 24, 1995, as amended by Amendment No. 1 thereto for event occurring on December 16, 1996, and Amendment No. 2 thereto for event occurring February 11, 1997, all relating to shares of Common Stock, par value $0.01 per share, of First Equity Properties, Inc., a Nevada corporation (the “Issuer” or “FEPI”), which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234.

     The Issuer is a Nevada corporation originally incorporated December 19, 1996, and is the ultimate successor-in-interest to Wespac Investors Trust III, a California real estate investment trust (“Wespac”) originally established August 22, 1983. On November 19, 1996, the then shareholders of Wespac approved the conversion of Wespac into FEPI, which was accomplished by incorporating Wespac as a California corporation and merging it into FEPI, previously a wholly-owned subsidiary of Wespac, with FEPI as the surviving entity. The effective date of the merger of FEPI and the California corporation was December 24, 1996. Pursuant to such transaction, persons deemed to be prior holders of shares of beneficial interest, no par value, of Wespac became holders of FEPI Common Stock on a 1-for-1 exchange basis. The CUSIP number of the shares of beneficial interest, no par value, of Wespac was 951032-10-1. Certificates representing shares of FEPI Common Stock were distributed by FEPI’s transfer agent to holders thereof on February 11, 1997. The CUSIP number for the shares of Common Stock of FEPI, par value $0.01 per share, was 320097-10-8.

     Pursuant to the requirements of NRS 78.2055 and NRS 78.320, the requisite number of stockholders of FEPI approved a 1-for-10 reverse split of the shares of Common Stock, without any change in the par value and without any reduction in the authorized number of shares of Common Stock of FEPI pursuant to the Articles of Incorporation. The 1-for-10 reverse stock split was effective on July 12, 2004. The CUSIP number for the post-split shares of Common Stock of FEPI, par value $0.01 per share, is 320097-20-7. Under the approved action, based upon the 10,570,944 old shares outstanding on the Effective Date, the 1-for-10 reverse stock split decreased the number of outstanding shares by approximately 90% which, after giving effect to an upward adjustment or “rounding up” for any fractional shares, added 534 shares to result in 1,057,628 post-split shares outstanding. The 1-for-10 reverse stock split did not adversely affect any stockholders’ proportionate equity interest in FEPI subject to the provisions for elimination of fractional shares by rounding up to the next whole share which slightly increased the proportionate holdings of all stockholders other than Nevada Sea Investment, Inc.

Item 2. Identity and Background

     (a)-(c) and (f). This Amendment No. 3 is filed by Nevada Sea Investments, Inc. (“Nevada Sea”), a Nevada corporation which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Nevada Sea’s principal business activity is investment in real estate and securities of other business ventures. The name, business address and capacity with Nevada Sea of each of the executive officers or directors of Nevada Sea are as set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. Nevada Sea is a wholly-owned subsidiary of Basic Capital Management, Inc., a Nevada corporation (“BCM”). BCM is indirectly beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust.

     (d) During the last five years, neither Nevada Sea nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) On September 24, 2002, the Commission filed a civil complaint, Civil Action No. 1:02CV01872(DDC), in a lawsuit styled Securities and Exchange Commission v. Basic Capital Management, Inc. and Gene E. Phillips, wherein the Commission issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the “Exchange Act”), Making Findings and Imposing a Cease-and-Desist Order in The Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TacCo Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Gene E. Phillips, BCM and the four corporation affiliated with Mr. Phillips or the Trust for his children that indirectly owns BCM, including Nevada Sea, submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000.

     The Order finds, among other things, that the Respondents violated Section 10(b) and 13(d) of the Exchange Act, as amended, Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder by failing to timely file reports required under Section 13(d) with respect to securities of Greenbriar Corporation, a Nevada corporation, which has its common stock listed and traded on the American Stock Exchange, Inc. (“GBR”). Although none of the Respondents purchased more than 5% of GBR’s outstanding shares, their holdings together with the holdings of American Realty Trust, Inc., amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, one of the Respondents and American Realty Trust, Inc. accounted for approximately 54% of the total trading volume in GBR stock. On particular days during the period, Respondents bought all of the GBR stock traded. The Order requires the Respondents to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.

     Except as set forth above, neither Nevada Sea nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     No funds were required of Nevada Sea to acquire the new shares of FEPI Common Stock on a 1-for-10 exchange basis pursuant to the transaction involving a 1-for-10 reverse share split.

     With respect to the acquisition by Nevada Sea from GBR on June 1, 2004, of 2,642,736 pre-split shares of Common Stock of FEPI (264,274 shares post-split), no consideration was paid by Nevada Sea.

Item 4. Purpose of Transaction

     Nevada Sea originally acquired the shares of beneficial interest of Wespac in order to assume day-to-day operating control and management of Wespac (the Issuer’s predecessor), and to attempt to resolve a bankruptcy proceeding involving Wespac through proposing and effectuating a Confirmed Plan and its ultimate modification. At the time of consummation of such transaction, Nevada Sea acquired 50% of the issued and outstanding pre-reverse share split shares of FEPI. Subsequently, GBR transferred to Nevada Sea effective June 1, 2004 an additional 25% of the pre-reverse split shares of FEPI which, after giving effect to the 1-for-10 reverse share split became an aggregate ownership of 792,821 shares, or approximately 74.9% of the 1,057,628 post-split shares of Common Stock outstanding. Nevada Sea has no present plans or proposals which would result in Nevada Sea seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 3, Nevada Sea has no present plans or proposals which relate to or would result in:

     (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that Nevada Sea may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of its securities of the Issuer presently owned; or

     (b) an extraordinary corporation transaction such as a merger, reorganization or liquidation involving the Issuer; or

     (c) a sale or transfer of a material amount of assets of the Issuer; or

     (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the Board of Directors except that the following individuals who are also designees of Nevada Sea and employees of one of Nevada Sea’s affiliates have been elected as the two members of the Board of Directors:

Louis J. Corna
Ken L. Joines;

or

     (e) any material change in the present capitalization or dividend policy of the Issuer; or

     (f) any other material change in the Issuer’s business or corporate structure; or

     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except that the ownership of the number of shares of FEPI Common Stock (post-reverse split) by Nevada Sea described in Item 5 below could have the effect of making it more difficult for persons to obtain control of the Issuer in the future and except that Nevada Sea caused by its approval the 1-for-10 reverse share split of the Common Stock; or

     (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association; or

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

Item 5. Interest and Securities of the Issuer

     (a) As of August 19, 2004, an aggregate of 792,821 Shares of FEPI post-split Common Stock were held by Nevada Sea, which constitutes an aggregate of 74.9% of the total number of 1,057,628 post-split shares of Common Stock outstanding as of such date.

     (b) Nevada Sea has the sole power to vote 792,821 shares of FEPI post-split Common Stock and, subject to compliance with applicable securities laws, Nevada Sea has the sole power to dispose of all of such 792,821 shares of Common Stock of the Issuer.

     (c) During the sixty calendar days ended August 19, 2004, Nevada Sea did not engage in any transaction in pre or post-split shares of FEPI Common Stock or any other equity interest derivative thereof. Effective June 1, 2004, GBR conveyed and transferred to Nevada Sea an aggregate of 2,642,736 pre-split shares of Common Stock of FEPI (264,274 post-split shares) for no consideration.

     (d) No person other than Nevada Sea or its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the 792,821 post-split shares of FEPI Common Stock held by Nevada Sea.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to an agreement effective May 12, 1995, GBR (then known as Medical Resource Companies of America) granted an option to Nevada Sea to purchase a judgment from a California Court (the “Judgment”) against the predecessor of FEPI and all of GBR’s claim against Wespac in the Bankruptcy Proceeding, which option was in lieu of any other agreement among the parties, written or verbal, relating to Wespac (the “Original Option”). As a result of various negotiations, the Original Option was amended, and at the time of execution of a letter agreement dated May 31, 1996, GBR conveyed to Nevada Sea an undivided 50% interest in and to the Judgment and the claim which resulted in an undivided 25% out of an aggregate of 50% of new shares of Beneficial Interest of Wespac referred to in a Confirmed Plan as the “New Common Stock” on a “when-issued” basis

(which became the FEPI pre-split Common Stock). As a part of such arrangement, GBR covenanted and agreed that it would not, without the prior written consent of Nevada Sea, sell or dispose of any of the 25% of the total of FEPI pre-split Common Stock which GBR held. As GBR has now conveyed such stock to FEPI, such agreement is no longer of any force or effect.

Item 7. Material to be Filed as Exhibits

     None.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

Dated: August 31, 2004.	NEVADA SEA INVESTMENTS, INC.
	By:	/s/ Louis J. Corna
Louis J. Corna, Vice President
and Secretary

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

NEVADA SEA INVESTMENTS, INC.

Name and Capacity with		Present Business in
Nevada Sea		which Employment is
Investments, Inc.	Business Address	Conducted
Louis J. Corna, Director, Vice President and Secretary	1800 Valley View Lane Suite 300 Dallas, TX 75234	Executive Vice President, Tax Counsel, General Counsel and Secretary, Prime Income Asset Management LLC
J.C. Lowenberg, III, Director and Treasurer	1800 Valley View Lane Suite 300 Dallas, TX 75234	Executive Vice President and Chief Financial Officer, Prime Income Asset Management LLC